SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:  Blackstone / GSO Strategic Credit Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):  345 Park Avenue, 31st Floor, New York, NY 10154

Telephone Number (including area code):  (212) 503-2100

Name and address of agent for service of process:  Marisa Beeney, 345 Park Avenue, 31st Floor, New York, NY 10154

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 6th day of April 2012.

BLACKSTONE / GSO STRATEGIC CREDIT FUND

		By:	/s/ Daniel H. Smith, Jr.
Daniel H. Smith
Chairman, President, Chief Executive Officer and Trustee

Attest:	/s/ Eric Rosenberg
Eric Rosenberg
Treasurer and Chief Financial Officer